Contact:
Jing Dong Gao Chairman GSME Acquisition Partners I (86) 21-6271-6777 Eli D. Scher Chief Executive Officer GSME Acquisition Partners I (86) 21-6271-6777
FOR IMMEDIATE RELEASE

GSME ACQUISITION PARTNERS I
ANNOUNCES SEPARATION OF UNITS

Shanghai, China, December 9, 2009 – GSME Acquisition Partners I (OTC Bulletin Board: GSMEF) announced today that holders of units issued in the Company’s initial public offering, which took place in November 2009, can separately trade the ordinary shares and warrants underlying such units commencing on or about December 14, 2009.  The ordinary shares and warrants will be quoted on the OTC Bulletin Board under the symbols GSMXF and GSMWF, respectively.  Units not separated will continue to be quoted on the OTC Bulletin Board under the symbol GSMEF.

GSME Acquisition Partners I is a newly formed blank check company organized for the purpose of acquiring, through a share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business, through contractual arrangements, that has its principal operations located in the People’s Republic of China.

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